Exhibit 99.1

[Corpbanca Letterhead]

                                                      Santiago, January 11, 2006
                                                                   SBIF/025/2006



Mr. Gustavo Arriagada Morales
Superintendency of Banks

Re: Alternate Chief Executive Officer
-------------------------------------

Ladies and Gentlemen:

Due to the resignation of Mr. Camilo Morales Riquelme, the Board of Directors of Corpbanca at a regular meeting held on January 10, 2006, named Mr. Julio Henriquez Banto, Division Manager of Risk Management, as alternate Chief Executive Officer, and in the event of Mr. Henriquez Banto's absence or unavailability, Mr. Claudio Chamorro Carrizo, Division Manager of Planning and Development Control, has been named as an alternate to Mr. Henriquez Banto. Both Mr. Henriquez Banto and Mr. Chamorro Carrizo would have the full authority and functions of the Chief Executive Officer.

Sincerely,

/s/ Christian Samsing Stambuk

Christian Samsing Stambuk
Chief Executive Officer